Form 10-K, Exhibit 13
period 1994-12-31
CRAY COMPUTER CORP
filed 1995-04-17
CIK 857101

                              1994 Annual Report

                           -------------------------

                           Cray Computer Corporation



Historical Financial Summary................................................   1

Management's Discussion and Analysis of Financial Condition and
   Results of Operations....................................................   2

Independent Auditors' Report................................................   8

Statements of Operations....................................................   9

Balance Sheets..............................................................  10

Statements of Cash Flows....................................................  11

Statements of Stockholders' Equity..........................................  12

Notes to Financial Statements...............................................  13

Investor Information........................................................  21

Corporate Information.......................................................  22

CRAY COMPUTER CORPORATION
(A Development Stage Enterprise)
- --------------------------------------------------------------------------------

Historical Financial Summary

Selected Financial Data: The following table presents information regarding the financial condition and results of operations of Cray Computer Corporation (the Company) for the past five years as a separate company and while a division of Cray Research, Inc., (CRI). The table does not reflect any adjustments related to the Bankruptcy Filing on March 24, 1995. The data as of December 31, 1994 and 1993, for the three-year period ended December 31, 1994, and cumulative from October 1983 (inception) through December 31, 1994, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," and the financial statements and notes included elsewhere in this Annual Report. The Company has never declared or paid cash dividends on its Common Stock.

                                                                                 Years ended December 31,
                                          Cumulative from  -----------------------------------------------------------------
                                             October 1983
                                      (inception) through
                                        December 31, 1994         1994          1993         1992         1991         1990
- ----------------------------------------------------------  -----------  ------------  -----------  -----------  -----------
Summary of Operations
(In thousands, except per share data)
Revenue                                         $  16,534        2,512           352          334          333       13,003
Operating costs and expenses:
   Cost of sales and services                       8,327           40           160          161          160        7,806
   Research and development                       350,090       35,742        45,034       49,258       52,777       47,542
   Marketing                                        3,497        1,212           707          668          475          435
   General and administrative                      17,814        2,409         3,208        2,474        2,411        2,951
Other income (deductions), net                        908         (895)          826        2,733        3,276         (718)
Litigation settlement expense                       1,000            -             -        1,000            -            -
                                              ------------  -----------  ------------  -----------  -----------  -----------
Net loss                                        $(363,286)     (37,786)      (47,931)     (50,494)     (52,214)     (46,449)
                                              ============  ===========  ============  ===========  ===========  ===========
Loss per share                                                 $ (0.97)        (1.50)       (2.08)       (2.50)       (2.61)
                                                            -----------  ------------  -----------  -----------  -----------

                                                                                           December 31,
- -----------------------------------------------------------------------------------------------------------------------------
Financial Position (In thousands)                                  1994          1993         1992         1991         1990
                                                             -----------  ------------  -----------  -----------  -----------
Current assets                                                 $  4,953        23,415       32,693       56,838       16,710
Current liabilities                                              11,655         5,697        4,437        5,174        3,817
Working capital (deficit)                                        (6,702)       17,718       28,256       51,664       12,893
Spares, net                                                           -            40          200          361          521
Property, plant and equipment, net                               21,213        25,132       33,256       44,637       54,989
Long-term marketable securities and other assets                      -            12          564       15,038        1,396
        Total                                                    14,511        42,902       62,276      111,700       69,799
Less long-term liability                                          5,416(1)        250            -            -            -
Less capital lease obligations, noncurrent                            -             -            -           58          138
        Total stockholders' equity                             $  9,095        42,652       62,276      111,642       69,661
        (1) In default on March 24, 1995.
                                                                                           December 31,
- -----------------------------------------------------------------------------------------------------------------------------
General Data and Ratios (at year end)                              1994          1993         1992         1991         1990
                                                             -----------  ------------  -----------  -----------  -----------
Current ratio                                                     0.4:1         4.1:1        7.4:1       11.0:1        4.4:1
Common shares outstanding (in thousands)                         41,906        37,792       24,522       24,100       18,354
Book value per share                                           $   0.22          1.13         2.54         4.63         3.80
Stockholders of record                                            7,020         7,207        7,378        6,734        6,942
Number of employees                                                 350           383          372          384          266

Management's Discussion and Analysis of Financial Condition and Results of Operations


The following is a discussion of the historical results of operations and financial condition of Cray Computer Corporation. This discussion should be read in conjunction with the financial statements and notes included elsewhere in this Annual Report.

Overview

On March 24, 1995 Cray Computer Corporation (the "Company") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Court") after the Company determined it would be unable to complete a planned private placement financing of up to $25 million of Common Stock with foreign and United States institutional investors and the Company ceased to have sufficient liquid assets which would allow it to continue in operation. The Company's existing directors and officers have remained in possession of the assets and business of the Company, but are subject to the supervision and orders of the Court. The Company has terminated most of its employees and stopped work on its supercomputer systems.

Under Chapter 11 the Company may attempt to reorganize, enabling it to resume operations, or it may dispose of assets followed by distribution of the amount realized to creditors and, if any excess remains, to shareholders of the Company. If the assets of the Company are disposed of, that disposition may be accomplished by the management of the Company as Debtor in Possession or by an appointed trustee following conversion of the Chapter 11 proceeding to a liquidation under Chapter 7 of the United States Bankruptcy Code.

Management of the Company has commenced discussions with potential strategic partners which may result in the resumption of the Company's operation, either by the Company or a different entity. Management of the Company does not know as of the date of this Report whether such discussions will result in a plan of reorganization permitting the Company to resume its operations. Management intends to resolve no later than July 1, 1995, whether a plan of reorganization is feasible. If such a plan does prove feasible, it will be presented for approval, as required, by interested parties including the Bankruptcy Court.

The Company, a development stage enterprise, had a net loss for the year ended December 31, 1994 of $37,786,000. The Company had accumulated losses of approximately $363 million from its inception through December 31, 1994. Approximately $123 million of its cumulative deficit was incurred while the Company was a division or wholly owned subsidiary of Cray Research, Inc. (CRI). Research and development expenses were $35,742,000 in 1994, $45,034,000 in 1993, and $49,258,000 in 1992. Substantially all of the Company's funding since its incorporation in 1989 has come from CRI ($98,640,000) between October 1989 and October 1991, the sale of a CRAY-2 supercomputer ($12,760,000) in December 1990, a public stock offering (net proceeds of approximately $61,088,000) in July 1991, ongoing maintenance revenues ($1,593,000) on the CRAY-2 supercomputer, a sale of shares of Common Stock to institutional and private investors (net proceeds of approximately $27,805,000) in June 1993, loan proceeds ($12,719,000), contract revenue ($2,125,000) on the cost sharing development contract with the National Security Agency (NSA) entered into in August 1994, sales of shares of Common Stock to private and foreign institutional investors (net proceeds of approximately $3,822,000) in the fourth quarter of 1994, and sales of shares of Common Stock to Seymour R. Cray, Chairman of the Board and Chief Executive Officer (1,165,501 shares) and to foreign institutional investors (3,200,000 shares) in the first quarter of 1995 (aggregate net proceeds of approximately $3,909,000).

Until the date of its bankruptcy filing, the Company was engaged in the design, development, manufacture and marketing of the CRAY-3/Super Scalable System (SSS) and CRAY-4 high-performance computer system and the marketing of the CRAY-3 supercomputer system. The CRAY-3 and CRAY-4 are modular upgradeable general purpose supercomputers designed to provide balanced, high-performance computing for many types of scientific and engineering applications. The Company was addressing the high-performance, large-scale scientific computing segment of the supercomputer market. The number of potential customers in this market is and always has been limited. The market for supercomputers has been characterized by continuing advancement of

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


technology and the development of increasingly sophisticated and powerful systems which render existing systems obsolete within a few years.

The CRAY-3, CRAY-3/SSS, and CRAY-4 incorporate a modular or building-block architecture designed to allow customers to add processing and memory capability. The CRAY-4 configuration can range from 4 to 64 processors with base prices in the approximate range of $3.5 million to $40 million. The CRAY-3/SSS is designed to utilize a 2-processor CRAY-3 in conjunction with Processor-in-Memory (PIM) chips developed and manufactured by a third party to provide vector parallel processing, scalable parallel processing, and the combination of both. All of these systems are designed to incorporate advanced Gallium Arsenide
(GaAs) logic circuits, fast semiconductor Static Random Access Memory (SRAM) circuits, advanced semiconductor packaging and interconnect technologies, and advanced liquid cooling techniques.

On August 17, 1994, the Company entered into a joint development contract with the National Security Agency (NSA), to produce a CRAY-3/SSS offering vector parallel processing, scalable parallel processing, and the combination of both. Under the NSA contract, the Company received revenues from NSA for a portion of the Company's costs of developing the system. The CRAY-3/SSS is designed to utilize a CRAY-3 and a large number of Processor-In-Memory (PIM) chips developed by the Supercomputing Research Center of the Institute for Defense Analyses and manufactured by National Semiconductor Corporation. The system was to consist of a dual processor 256 million word CRAY-3, and a 512,000 processor, 128 million byte Single Instruction Multiple Data (SIMD) array. The Company successfully completed the first of a number of major tasks required under the development contract which consisted of the successful test and demonstration of an array of 256,000 single bit processors packaged using the Company's multi-chip-module technology. Upon filing of bankruptcy, the Company stopped work on the CRAY-3/ SSS. The Company is reviewing the terms and conditions of the development contract to assess the ramifications of the bankruptcy filing.

Significant technical progress was made during 1994 on the CRAY-4, which takes advantage of technologies and manufacturing processes developed during the design and manufacture of the CRAY-3. The Company announced introduction of the CRAY-4 to the market on November 10, 1994. Several single processor CRAY-4 prototype systems, each with 64 megawords of memory, were undergoing diagnostic testing prior to the Company filing for bankruptcy. The Company began testing individual CRAY-4 modules at the start of 1994 and planned to be able to deliver a 4-processor CRAY-4 prototype system by approximately the end of the second quarter of 1995. Upon filing of bankruptcy, the Company stopped work on the CRAY-4.

Following expiration of certain restrictions in its license agreements from CRI on July 31, 1994, the Company began to engage in discussions with potential strategic partners. Any such partnership could include joint manufacturing and/or marketing activities, a commitment to provide funding to the Company in exchange for an interest in the Company's technology (which may include the licensing of hardware, software, know-how, patents, or marketing rights to certain products or technology), an equity or debt investment, or any combination of the above. The Company is continuing its efforts to secure a corporate strategic partnership. Any such relationship would require approval of the Court and possibly the Company's lender under its secured debt financing agreement. Although these discussions are continuing while in bankruptcy, no agreements are currently pending. No partnership discussions have progressed beyond the preliminary stage.

On February 27, 1995, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of Common Stock, $0.01 par value, from 60,000,000 to 120,000,000 shares in order to have sufficient authorized unissued shares to permit additional equity financing.

As of the date of this report, the Company's Common Stock is listed and trading on the NASDAQ Stock Market--National Market. NASDAQ By-Laws state that "should an issuer file under any of the sections of the Bankruptcy Act or announce that liquidation has been authorized by

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


its Board of Directors and that it is committed to proceed, the Association may suspend or terminate the issuers securities unless it is determined that the public interest and the protection of investors would be served by continued designation." Again, the Company has filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. No liquidation has been authorized by the Company's Board of Directors, as of the date of this report, and Management has submitted information to the NASDAQ Stock Market supporting its position that the Company's Common Stock should continue to be listed. There can be no assurance that the Company's Common Stock will continue to be listed on the NASDAQ National Market or the NASDAQ SmallCap Market.

Results of Operations

Revenue and cost of revenue: Service fees revenue and cost of services relate to the maintenance of the CRAY-2 supercomputer installed at the National Energy Research Supercomputer Center (NERSC) in April 1990. Service fees revenue for 1994 totaled $351,000 compared with $332,000 for 1993. The $19,000 increase in service fees revenue results from the terms of a new NERSC maintenance agreement which was signed in March 1994 and renewed through March 31, 1995. The maintenance agreement was extended through April 30, 1995 and is currently being negotiated to be effective through March 31, 1996. Services under the maintenance agreement are performed by CRI as a subcontractor and have not been interrupted by the bankruptcy filing. The service fee revenues described herein are net of payments to the subcontractor.

Service fees revenue for 1993 totaled $332,000 compared with $334,000 for 1992. The $2,000 decrease results from the terms of a NERSC maintenance agreement which was signed in March 1993 and renewed through February 28, 1994.

Development contract revenue related to the joint development contract entered into between the Company and the NSA in August 1994. The contract provided that the Company would be paid up to $4,200,000 for development costs, and the Government would provide approximately $400,000 in software consulting services. As of December 31, 1994, the Company had cumulatively invoiced the NSA approximately $2,125,000 pursuant to the terms of the joint development contract and had related outstanding accounts receivable of approximately $562,000, which amount was collected subsequent to December 31, 1994.

Other revenue of $36,000 for 1994 relates to GaAs wafer qualification work performed for a third party.

Cost of services for 1994 totaled $40,000 compared with $160,000 for 1993. The $120,000 decrease in cost of services results from maintenance spare parts that became fully depreciated in 1994.

Research and development expenses: Research and development expenses in 1994 relate primarily to the design and development of the CRAY-3/SSS and CRAY-4 high-performance computer systems, including costs associated with the manufacture of prototype systems, and depreciation expenses on facilities and equipment used in research and development activities.

Research and development expenses for 1994 totaled $35,742,000 compared with $45,034,000 for 1993. The $9,292,000 decrease in research and development expenses is primarily due to decreases in depreciation of approximately $3,893,000 as a result of assets becoming fully depreciated in 1994, material charges of approximately $2,236,000 due to decreased material usage as a result of decreased CRAY-3 manufacturing, the write-off of $834,000 of obsolete prepaid CRAY-3 material in 1993, charges for equipment of approximately $622,000, mask fabrication and PCB drill bits of approximately $255,000, employee relocation of approximately $153,000, equipment and building repair and maintenance of approximately $264,000, and equipment leases that matured in 1993 of approximately $837,000. The equipment previously leased was purchased by the Company in 1993 and 1994.

Research and development expenses include certain related party transactions. Related party expenses for 1994 totaled $319,000 compared with $3,499,000 for 1993. The $3,180,000 decrease in related party expenses is due to the fact that the Company was purchasing SRAM circuits from a related party in 1993, and in 1994 purchased them from Toshiba Corporation, a non-related party.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


Research and development expenses for 1993 totaled $45,034,000 compared with $49,258,000 for 1992. The $4,224,000 decrease in research and development expenses for 1993 is due to decreases in depreciation as a result of assets becoming fully depreciated, reduced compensation charges associated with the declining amortization of stock grant expense over the life of the 1989 Employee Benefit Stock Plan and allocation of some general and administrative expenses that were previously allocated to research and development expenses.

Marketing: Marketing expenses for 1994 totaled $1,212,000 compared with $707,000 for 1993. The $505,000 increase in marketing expenses was the result in part of increased labor and benefit expenses of approximately $475,000 and increased fixed charges for leased office space of approximately $31,000 associated with the addition of employees to the marketing staff. Additional increases were associated with increased marketing activities, such as travel expenses which increased approximately $38,000 and trade show expenses which increased approximately $26,000. These increases were partially offset by a decrease of approximately $36,000 in charges for consulting services and a decrease of approximately $26,000 in employee relocation costs.

Marketing expenses for 1993 totaled $707,000 compared with $668,000 for 1992. The $39,000 increase in marketing expenses for 1993 was a result of increased marketing promotional expenses and employee relocation expenses associated with relocating the Pleasanton, California office to Colorado Springs, Colorado in February 1993. Increased relocation and marketing promotional expenses were partially offset by reduced facilities expenses and allocation of some general and administrative expenses that were previously allocated to marketing expenses.

General and administrative expenses: General and administrative expenses for 1994 totaled $2,409,000 compared with $3,208,000 for 1993. The $799,000 decrease in general and administrative expenses was due primarily to decreased depreciation expenses of approximately $177,000 as a result of assets becoming fully depreciated, decreased fixed expenses of approximately $282,000 for directors' and officers' insurance coverage that was not renewed by the Company in July 1993, and decreased legal expenses associated with the June 1993 litigation settlement. These decreases were partially offset by expenses associated with the Company's acquisition of debt and equity financing, such as employee travel expense which increased approximately $20,000 and other business expenses which increased approximately $42,000.

General and administrative expenses for 1993 totaled $3,208,000 compared with $2,474,000 for 1992. The $734,000 increase in general and administrative expenses for 1993 reflects changes in the allocation of certain costs that were previously allocated to research and development and marketing expenses. This increase was partially offset by decreased fixed charges for directors' and officers' insurance coverage that was not renewed by the Company in 1993 and reduced personal property taxes as a result of depreciating assets.

Other income (deductions), net: Other income (deductions), net for 1994 totaled ($895,000) compared with $826,000 for 1993. The $1,721,000 decrease in other income, net is a result in part of reduced interest income of approximately $565,000 resulting from decreased cash and short-term investments. Interest expense increased approximately $532,000 as a result of acquiring the secured line of credit financing. (See "NOTES TO FINANCIAL STATEMENTS - (9) Bank Borrowings"). Other expenses increased approximately $925,000 primarily for costs relating to the debt financing (i.e., broker fees, legal fees, travel, title insurance and loan fees.) The increase was partially offset by other income which increased approximately $170,000 due to miscellaneous tax refunds received. The loss on sale of fixed assets also decreased approximately $131,000 because of obsolete and idle equipment that was written off in 1993.

Other income (deductions), net for 1993 totaled $826,000 compared with $2,733,000 for 1992. The $1,907,000 decrease for 1993 is primarily due to reduced interest income resulting from decreased cash and short-term investments, and lower interest rates. The Company

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


wrote off $227,000 of obsolete and idle equipment in 1993.

Litigation settlement: On June 17, 1993, the Company reached a final settlement with the consolidated plaintiffs in a lawsuit against the Company. The Company paid $1,000,000 in April 1993 towards the settlement and the Company's directors' and officers' liability insurer paid an additional $4,000,000. The Company accrued its share of the tentative settlement, $1,000,000, in its financial statements as of and for the year ended December 31, 1992.

Liquidity and Capital Resources

The Company's Independent Auditors in their report for the year ended December 31, 1994, stated that because of the Company's recurring losses, continued utilization of cash flows, working capital deficit at December 31, 1994, and the bankruptcy filing on March 24, 1995 by the Company, substantial doubt is raised about the Company's ability to continue as a going concern and that the Company's historical Financial Statements do not include any adjustments that might result from the outcome of this uncertainty. The Auditors' Report for the year ended December 31, 1993, and 1992 also stated there was substantial doubt about the Company's ability to continue as a going concern.

The Company utilized $33,132,000 for operating activities in 1994 and had a deficit in working capital at December 31, 1994 of $6,702,000. The Company needed substantial additional funds to continue operations past March 1995, which it was unable to obtain.

After the Company determined it would be unable to complete a planned private placement financing of up to $25 million of Common Stock with foreign and United States institutional investors, and the Company ceased to have sufficient liquid assets which would allow it to continue in operation on March 24, 1995 it filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Court"). The Company's existing directors and officers have remained in possession of the assets and business of the Company but are subject to the supervision and orders of the Court.

The Company has terminated most of its employees and stopped work on its supercomputer systems. The Company's cash resources are very limited and it will incur continuing administrative expenses. The Company is operating within the requirements of the U.S. Bankruptcy Code and the Rules thereunder.

In June 1994, the Company obtained a $17.5 million secured line of credit commitment from an asset-based lender, comprised of a $6.5 million term loan and a revolving line of credit of up to $11.0 million. The amount advanced is secured by a senior security interest in all the assets of the Company, including the Company's plant, equipment, technology, and intellectual property rights. Additional collateral was provided by Seymour R. Cray, Chairman of the Board and Chief Executive Officer, in the form of a $5.0 million standby letter of credit in June 1994 and a $1.0 million standby letter of credit in December 1994. The Company received the funds from the $6.5 million term loan upon closing of the transaction in June 1994. As of December 31, 1994, the Company had borrowed $6.2 million of the revolving line of credit, for a total of $12.7 million borrowed against the available line of credit of $17.5 million. As of March 24, 1994, approximately $12.4 million was outstanding under the line of credit. The terms of the Company's secured debt financing provided for certain events of default. The Filing of Bankruptcy is stated to be an event of default. The lender is subject under the U.S. Bankruptcy Code to an automatic stay against any action against the Company or its assets to collect its debt without prior approval of the Bankruptcy Court. No additional debt financing is currently available under the secured line of credit.

The secured lender, as a result of the bankruptcy filing, has notified the Company of its right and intention to call on the standby letters of credit (totalling $6 million) issued in their favor by Mr. Cray. Once the secured lender receives payment from these standby letters of credit this will reduce the amount owed by the Company on its line of credit to the secured lender. After this happens, the Company will then have an unsecured liability to Mr. Cray for an approximate amount of $6 million.

In October 1994, the Company completed a private placement to foreign institutional investors of 3,850,000 shares of unregistered Common Stock (net proceeds of approximately $3,822,000). The foreign institutional investors also received warrants expiring in October 1997, to acquire up to 385,000 additional shares of Common Stock at $1.50 per share. On January 25, 1995, the

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


Company completed a sale of 1,100,000 shares of its unregistered Common Stock to foreign institutional investors and 1,165,501 shares of its unregistered Common Stock to Seymour R. Cray, Chairman of the Board and Chief Executive Officer (net proceeds of approximately $2,295,000). The sales of shares to the foreign institutional investors were made pursuant to Regulation S of the Securities Act (the "Securities Act") of 1933, as amended. The sale of shares to Mr. Cray was made pursuant to Regulation D under the Securities Act.

On February 27, 1995, the Company sold 2,100,000 shares of its unregistered Common Stock to a foreign institutional investor (net proceeds of approximately $1,764,000). This sale of shares was made pursuant to Regulation S under the Securities Act.

On February 27, 1995, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of Common Stock, $0.01 par value, from 60,000,000 to 120,000,000 shares in order to have sufficient authorized unissued shares to have permitted additional equity financing. The Company had approximately 72 million authorized shares of Common Stock remaining available for future issuance at February 28, 1995.

Capital equipment expenditures for 1994 totaled $1,605,000 compared with $1,723,000 for 1993. The 1994 expenditures relate primarily to the purchase of test equipment, GaAs fabrication equipment and computer equipment. The difference of $361,000 between capital expenditures and additions is a result of the reclassification of a peripheral device (RAID disk) that was previously recorded as prepaid production supplies to property, plant and equipment. Cash expenditures for production supplies and peripheral equipment were approximately $6,946,000 for 1994. These expenditures were primarily for 4-megabit memory circuits ($3,893,000) supplied by Toshiba Corporation. If the Company had continued operations, it expected such capital and other expenditures to continue and expected continued losses at a rate of approximately $3 million per month unless the Company began to receive substantial revenue from the sale of supercomputers. As discussed above, the Company terminated most of its employees concurrent with the Filing on March 24, 1995. In the event the Company were to resume operations, the extent of operations and related costs have not been determined. There can be no assurance that the Company will resume operations, even on a limited basis, and that it will not be required to liquidate its assets to satisfy its liabilities. In the event of liquidation, management has not determined if sufficient amounts will be realized to satisfy the Company's liabilities. Furthermore, it is not possible for management to determine whether there will be any distributions to shareholders of any residual values available in the event of liquidation.

The Company has had no orders for or revenues from the sale of its products, although through December 31, 1994, $2.1 million of revenues had been generated from a development contract on the CRAY-3/SSS.

Independent Auditors' Report

To Board of Directors Cray Computer Corporation

We have audited the accompanying balance sheets of Cray Computer Corporation (a development stage enterprise) as of December 31, 1994 and 1993, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994 and for the period from October 1983 (inception) through December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cray Computer Corporation (a development stage enterprise) as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1994 and for the period from October 1983 (inception) through December 31, 1994, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Cray Computer Corporation will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and continued utilization of cash flows from operating activities and has a working capital deficit at December 31, 1994. On March 24, 1995, the Company filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for District of Colorado. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                         KPMG Peat Marwick LLP

Denver, Colorado
January 20, 1995, except for Notes 1 and 12, for which the date is March 24, 1995.

CRAY COMPUTER CORPORATION
(A Development Stage Enterprise)
- --------------------------------------------------------------------------------

Statements of Operations
(In thousands, except per share data)

                                                      Cumulative from
                                                         October 1983
                                                  (inception) through
                                                    December 31, 1994                   Years ended December 31,
                                                 --------------------        --------------------------------------------
                                                                                  1994             1993             1992
                                                                             ----------      -----------       ----------
Revenue
   Sales                                                   $   12,760                -                -                -
   Service fees                                                 1,593              351              332              334
   Development contract revenue                                 2,125            2,125                -                -
   Other revenue                                                   56               36               20                -
                                                        -------------        ----------      -----------       ----------
Total revenue                                                  16,534            2,512              352              334
                                                        -------------        ----------      -----------       ----------
Operating costs and expenses
   Cost of sales                                                7,686                -                -                -
   Cost of services                                               641               40              160              161
   Research and development
      Related parties                                          41,109              319            3,499            4,139
      Other                                                   308,981           35,423           41,535           45,119
                                                        -------------        ----------      -----------       ----------
   Total research and development                             350,090           35,742           45,034           49,258
   Marketing                                                    3,497            1,212              707              668
   General and administrative                                  17,814            2,409            3,208            2,474
                                                        -------------        ----------      -----------       ----------
                                                              379,728           39,403           49,109           52,561
                                                        -------------        ----------      -----------       ----------
Operating loss                                               (363,194)         (36,891)         (48,757)         (52,227)
      Other income (deductions), net                              908             (895)             826            2,733
      Litigation settlement expense                             1,000                -                -            1,000
                                                        -------------        ----------      -----------       ----------
Net loss                                                   $ (363,286)         (37,786)         (47,931)         (50,494)
                                                        -------------        ----------      -----------       ----------
Loss per share                                                               $   (0.97)           (1.50)           (2.08)
                                                                             ----------      -----------       ----------
Weighted average number of shares outstanding                                   38,962           31,937           24,333
                                                                             ----------      -----------       ----------

See accompanying notes to financial statements.

CRAY COMPUTER CORPORATION
(A Development Stage Enterprise)
- --------------------------------------------------------------------------------

Balance Sheets
(In thousands, except share data)

                                                                        December 31,
                                                                 ------------------------
                                                                    1994             1993
                                                                 ---------      ---------
Assets
Current assets:
   Cash and cash equivalents                                     $   2,372          4,691
   Short-term investments                                                -         15,435
   Accounts receivable                                                 711            363
   Prepaid expenses                                                  1,855          2,845
   Other current assets                                                 15             81
                                                                 ---------      ---------
      Total current assets                                           4,953         23,415
                                                                 ---------      ---------
Property, plant and equipment                                       78,392         76,877
Less accumulated depreciation and amortization                      57,179         51,745
                                                                 ---------      ---------
   Net property, plant and equipment                                21,213         25,132
                                                                 ---------      ---------
Maintenance spare parts                                                641            641
Less accumulated depreciation and amortization                         641            601
                                                                 ---------      ---------
   Net spare parts                                                       -             40
                                                                 ---------      ---------
Other assets                                                             -             12
                                                                 ---------      ---------
Total assets                                                     $  26,166         48,599
                                                                 ---------      ---------
Liabilities and stockholders' equity
Current liabilities:
   Accounts payable                                              $   2,392          3,889
   Accrued expenses                                                  1,600          1,799
   Capital lease obligations                                             -              9
   Bank borrowings, including current portion
    of note payable to bank                                          7,663              -
                                                                 ---------      ---------
      Total current liabilities                                     11,655          5,697
                                                                 ---------      ---------
Long-term liability                                                    360            250
Note payable to bank, long-term                                      5,056              -
                                                                 ---------      ---------
      Total liabilities                                             17,071          5,947
                                                                 ---------      ---------
Stockholders' equity:
   Preferred stock of $.01 par value
      Authorized 20,000,000 shares, none outstanding                     -              -
   Common stock of $.01 par value
      Authorized 120,000,000 shares, issued and
        outstanding 41,905,800 and 37,792,105 shares                   419            378
   Additional paid-in capital                                      249,187        244,999
                                                                 ---------      ---------
                                                                   249,606        245,377
                                                                 ---------      ---------
   Deficit accumulated during the development stage               (363,286)      (325,500)
   Less accumulated deficit transferred to additional
    paid-in capital                                                122,775        122,775
                                                                 ---------      ---------
   Accumulated deficit since November 15, 1989                    (240,511)      (202,725)
                                                                 ---------      ---------
      Total stockholders' equity                                     9,095         42,652
                                                                 ---------      ---------
Commitments and contingencies
                                                                 ---------      ---------
Total liabilities and stockholders' equity                       $  26,166         48,599
                                                                 ---------      ---------

See accompanying notes to financial statements.

CRAY COMPUTER CORPORATION
(A Development Stage Enterprise)
- --------------------------------------------------------------------------------

Statements of Cash Flows                                               Cumulative from
(In thousands)                                                            October 1983
                                                                   (inception) through
                                                                     December 31, 1994                Years ended December 31,
                                                                   -------------------     -----------------------------------------

                                                                                                 1994           1993           1992
                                                                                           -----------    -----------    -----------

Cash flows from operating activities:
   Net loss                                                                  $(363,286)       (37,786)       (47,931)       (50,494)
   Adjustments to reconcile net loss to net cash flows used by operating activities:
        Depreciation and amortization                                           80,291          5,537          9,885         13,433
        Loss on sale or retirement of property, plant and
          equipment                                                              5,572             61            391            554
        Change in operating assets and liabilities:
          Accounts receivable                                                     (711)          (348)           255          1,021
          Inventories                                                            1,574              -              -              -
          Spares, net                                                             (641)             -              -              -
          Prepaid expenses                                                        (516)           990          1,166         (1,288)
          Accounts payable                                                       2,172         (1,497)         2,373         (2,014)
          Accrued expenses                                                       1,600           (199)        (1,064)         1,299
          Long-term liability                                                      360            110            250              -
                                                                            ----------     -----------    -----------    -----------
Cash flows used by operating activities                                       (273,585)       (33,132)       (34,675)       (37,489)
                                                                            ----------     -----------    -----------    -----------

Cash flows from investing activities:
   Sale of short-term investments                                                    -         15,435          3,606         30,977
   Sale of long-term marketable securities                                           -              -              -         13,819
   Purchase of property, plant and equipment                                   (90,246)        (1,605)        (1,723)        (1,536)
   Proceeds from sale of property, plant and equipment                           1,653              -            105             21
   Proceeds from matured lease deposits                                            987             81            906              -
   Increase in other assets                                                     (2,105)             -              -              -
                                                                            ----------     -----------    -----------    -----------
Cash flows provided by (used by) investing activities                          (89,711)        13,911          2,894         43,281
                                                                            ----------     -----------    -----------    -----------
Cash flows from financing activities:
   Advances from Cray Research, Inc., net                                      160,336              -              -              -
   Proceeds from issuance of common stock                                       94,300          4,192         27,999            373
   Proceeds from note receivable from Cray Research, Inc.                       98,640              -              -              -
   Proceeds from sale and leaseback transactions                                 3,874              -              -              -
   Proceeds from bank borrowings                                                 6,219          6,219              -              -
   Proceeds from issuance of note payable to bank                                6,500          6,500              -              -
   Principal payments on capital leases                                         (4,201)            (9)           (70)           (80)
                                                                            ----------     -----------    -----------    -----------
Cash flows provided by financing activities                                    365,668         16,902         27,929            293
                                                                            ----------     -----------    -----------    -----------
Increase (decrease) in cash and cash equivalents                                 2,372         (2,319)        (3,852)         6,085
Cash and cash equivalents at beginning of period                                     -          4,691          8,543          2,458
                                                                            ----------     -----------    -----------    -----------
Cash and cash equivalents at end of period                                   $   2,372          2,372          4,691          8,543
                                                                            ----------     -----------    -----------    -----------
Noncash investing and financing activities:
   Net transfers of property, plant and equipment from Cray
     Research, Inc. at net book value                                        $   3,723              -              -              -
   Acquisition of equipment and process technology from GigaBit
     Logic, Inc., fair market value                                          $  10,854              -              -              -
        Consideration                                                          (10,328)             -              -              -
                                                                            ----------     -----------    -----------    -----------
        Liabilities assumed                                                  $     526              -              -              -
                                                                            ----------     -----------    -----------    -----------

See accompanying notes to financial statements.

CRAY COMPUTER CORPORATION
(A Development Stage Enterprise)
- --------------------------------------------------------------------------------

Statements of Stockholders' Equity
(In thousands, except per share data)

                                                                                                           Note
                                                                                                        Receivable
                                                                                          Additional    from Cray
                                                         Common Stock                      Paid-in       Research,     Accumulated
                                                            Shares         Amount          Capital          Inc.         Deficit
                                                         ------------     --------       -----------    -----------    -----------
Balance at January 1, 1990                                  16,370        $   164          140,442        (79,360)        (5,637)
  Issuance of common stock @ $5.12 (avg), net                1,625             16            8,312              -              -
  Stock grant shares issued @ $3.58 (avg)                      359              4               (4)             -              -
  Amortization of deferred
     compensation expense                                        -              -            3,577              -              -
  Payment of promissory note                                     -              -                -         48,902              -
  Advances from Cray Research, Inc.                              -              -             (306)             -              -
  Issuance of common stock @ $11.80 (avg), net               5,175             52           61,036              -              -
  Stock grant shares issued @ $12.30 (avg)                     462              4               (4)             -              -
  Amortization of deferred
    compensation expense                                         -              -            2,165              -              -
  Payment of promissory note                                     -              -                -         30,458              -
  Employee Stock Purchase Plan
    shares issued @ $4.46                                      109              1              483              -              -
  Net loss, two years                                            -              -                -              -        (98,663)
                                                         ------------     --------       -----------    -----------    -----------
Balance at December 31, 1991                                24,100            241          215,701              -       (104,300)
  Stock grant shares issued @ $4.37 (avg)                      356              3               (3)             -              -
  Amortization of deferred
    compensation expense                                         -              -              755              -              -
  Employee Stock Purchase Plan
    shares issued @ $5.63                                       66              1              372              -              -
  Net loss                                                       -              -                -              -        (50,494)
                                                         ------------     --------       -----------    -----------    -----------
Balance at December 31, 1992                                24,522            245          216,825              -       (154,794)
  Issuance of common stock @ $2.16 (avg), net               12,896            128           27,677              -              -
  Stock grant shares issued @ $3.01 (avg)                      303              4               (4)             -              -
  Amortization of deferred
    compensation expense                                         -              -              308              -              -
  Employee Stock Purchase Plan
    shares issued @ $2.76                                       71              1              193              -              -
  Net loss                                                       -              -                -              -        (47,931)
                                                         ------------     --------       -----------    -----------    -----------
Balance at December 31, 1993                                37,792            378          244,999              -       (202,725)
  Issuance of common stock @ $0.99 (avg), net                3,850             39            3,783              -              -
  Stock grant shares issued @ $1.80 (avg)                       43              1               (1)             -              -
  Stock option shares issued @ $1.19                            10              -               12              -              -
  Amortization of deferred
    compensation expense                                         -              -               37              -              -
  Employee Stock Purchase Plan
    shares issued @ $1.70                                      211              1              357              -              -
  Net loss                                                       -              -                -              -        (37,786)
                                                         ------------     --------       -----------    -----------    -----------
Balance at December 31, 1994                                41,906      $     419          249,187              -       (240,511)
                                                         ------------     --------       -----------    -----------    -----------

See accompanying notes to financial statements.

Notes to Financial Statements


(1) Bankruptcy Filing and Basis of Financial Statement Presentation

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company's recurring losses, continued utilization of cash flows by operating activities, working capital deficit at December 31, 1994, and the Bankruptcy filing on March 24, 1995 raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

On March 24, 1995 Cray Computer Corporation (the "Company") filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Court") after the Company determined it would be unable to complete a planned private placement of up to $25 million of Common Stock with foreign and United States institutional investors, and the Company ceased to have liquid assets which would allow it to continue in operations. The Company's existing directors and officers have remained in possession of the assets and business of the Company but are subject to the supervision and orders of the Court. The Company has terminated most of its employees and stopped work on its supercomputer systems.

The terms of the Company's secured debt financing provided for certain events of default. The filing of Bankruptcy is stated to be an event of default. No additional debt financing is currently available under the secured line of credit and under the terms of the debt agreement repayment of such debt is required. The lender is subject under the U.S. Bankruptcy Code to an automatic stay against any action against the Company or its assets to collect its debt without prior approval of the Bankruptcy Court.

In accordance with the Bankruptcy Code, the Company can seek court approval for the rejection of executory contracts, including real property leases, its Design and Development Agreement with Seymour R. Cray, and the development contract with the National Security Agency. Any such rejection may give rise to a prepetition unsecured claim for breach of contract.

As of the petition date, payment of liabilities to unsecured creditors, including trade unsecured creditors and secured noteholders, are stayed while the Company is a Debtor in Possession.

Depending on the ultimate outcome of the Company's bankruptcy proceeding, the Company's ability to utilize its Federal income tax net operating loss and research and development credit carryforwards may be further restricted or eliminated.

As a result of the bankruptcy proceedings, the Company may sell or otherwise realize assets and liquidate or settle liabilities for amounts other than those reflected in the accompanying financial statements, including the amounts recorded for prepaid expenses and net property, plant, and equipment. Further, a plan of reorganization could materially change the amounts currently recorded in the accompanying financial statements. The accompanying financial statements do not give effect to any adjustments to the carrying value of assets, or amounts and classification of liabilities that might be necessary as a consequence of these matters. In particular, a portion of bank debt is classified as long term at December 31, 1994 in the accompanying financial statements pursuant to the original payment terms. As a result of the bankruptcy filing the timing of repayment is uncertain.

See Notes 2, 4, 5, 6, 7, 8 and 9 for matters that are or may be significantly impacted by the bankruptcy filing.

Cray Research, Inc., (CRI) distributed 90 percent of the then outstanding shares of Cray Computer Corporation (the "Company") to its shareholders on November 19, 1989. By December 31, 1992, CRI had sold the remaining common shares of the Company which it had owned. The accompanying financial statements include the historical basis accounts of the Company while operating as a division of CRI and as a separate company. These accounts do not include general unallocated corporate expenses of CRI while the Company operated as a division of CRI. Advances made by CRI to the Company through November 15, 1989 were transferred to additional paid-in capital and the Company's accumulated deficit from October 1983 (inception) through November 15, 1989 was offset against additional paid-in capital.

The Company is a development stage enterprise, having devoted substantially all of its efforts from inception through December 31, 1994 to activities related to the design and development of the CRAY-3, CRAY-3/Super Scalable System (SSS), and CRAY-4 supercomputer systems. Such activities have included research and development; raising capital; acquiring and constructing property, plant and equipment; recruiting and training personnel; establishing sources of supply; and developing potential markets. The Company has had no orders for or revenues from the sale of its products. The Company will remain a development stage enterprise until significant revenues are derived from the sale of its supercomputer systems.

(2) Summary of Significant Accounting Policies

Revenue recognition: Revenue from supercomputer system sales is recognized at the time the system is accepted by the customer. Service fees are recorded monthly as earned.

Development contract revenue relates to the joint development contract between the Company and the National Security Agency (NSA). Under the terms of the contract, the Company recognizes revenue when allowable costs, which are attributable to the performance of the contract, are incurred and approved for payment by the contracting officer.

Research and development: The Company is a development stage enterprise. Research and development costs include hardware and software development expenses, and costs incurred to enhance and maintain existing software features. Research and development costs are expensed. The Company does capitalize materials and equipment which have alternative future use other than research and development. Capitalized materials amounted to approximately $1,800,000 and $2,811,000 as of December 31, 1994 and 1993, respectively, and are reported as prepaid expenses. Capitalized materials are expensed when used.

Income taxes: The Financial Accounting Standards Board has issued the Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Effective January 1, 1993, the Company adopted SFAS 109. There was no effect on the financial statements as a result of this change in accounting for income taxes.

Loss per common share: Loss per common share has been computed based upon the weighted average number of common shares outstanding. Common stock equivalents are not included in the computation because their effect would be anti-dilutive.

Cash and cash equivalents and short-term investments: For purposes of the statements of cash flows, the Company considers all highly liquid investment instruments with original maturities of three months or less to be cash equivalents. These consist mainly of short-term money market funds, U.S. Government securities, and commercial paper. Short-term investments consist of investments with original maturities of more than three months and less than one year, such as corporate bonds, certificates of deposit, and U.S. Government securities. Short-term investments are stated at cost, which approximates fair value. The fair values are determined based on quoted market prices.

In May 1993, the Financial Accounting Standards Board issued SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. This statement was adopted by the Company January 1, 1994, the effect of which was not material to the Company's financial statements.

Property, plant and equipment: Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Plant and equipment are depreciated on a straight-line method over their estimated useful lives which range from 3 to 8 years.

Accounts receivable
- --------------------------------------------------------------------------------
(in thousands)

                                                               December 31,
                                                        -----------------------
                                                         1994             1993
                                                        ------           ------
Development contract
receivable                                              $  562              -
Accounts receivable                                         87             19
Service fees                                                62             54
Investment interest receivable                               -            288
Other                                                        -              2
                                                        ------           ----
        Total accounts receivable                       $  711            363
                                                        ------           ----

In August 1994, the Company and the National Security Agency (NSA) entered into a cost sharing development contract for the Company to produce a CRAY-3/SSS. Under the terms of the contract, the Company may be paid up to $4,200,000 for development costs, and the Government will provide approximately $400,000 in software consulting services. As of December 31, 1994, the Company had cumulatively invoiced NSA approximately $2,125,000 pursuant to the terms of the joint development contract and had related outstanding accounts receivable of approximately $562,000. Development costs incurred by the Company are charged to research and development expense.

Prepaid expenses
- --------------------------------------------------------------------------------
(in thousands)

                                                                December 31,
                                                          ----------------------
                                                            1994           1993
                                                          -------         ------
Prepaid supplies                                          $ 1,800         2,811
Property insurance                                             22             -
Other                                                          33            34
                                                          -------         ------
   Total prepaid expenses                                 $ 1,855         2,845
                                                          -------         ------


Property, plant and equipment
- --------------------------------------------------------------------------------
(in thousands)

                                                               December 31,
                                                        -----------------------
                                                          1994           1993
                                                        ---------       -------
Land and improvements                                   $  4,910          4,910
Buildings                                                 15,211         15,211
Machinery and equipment                                   39,161         38,040
Data processing equipment                                 14,362         13,946
Office furniture                                           1,813          1,835
Leasehold improvements                                     2,935          2,935
                                                        ---------       -------
   Total property, plant and
     equipment                                          $ 78,392         76,877
                                                        ---------       -------

Accrued expenses
- --------------------------------------------------------------------------------
(in thousands)

                                                             December 31,
                                                        ---------------------
                                                         1994           1993
                                                        ------         ------
Employee compensation                                   $   786           820
Taxes (non-income)                                          502           649
Other                                                       312           330
                                                        -------         -----
   Total accrued expenses                               $ 1,600         1,799
                                                        -------         -----

(3) Common Stock and Warrants

At December 31, 1994, 2,576,061 shares of Cray Computer Corporation Common Stock were reserved for issuance pursuant to stock plans.

In October 1994, the Company completed a private placement to foreign institutional investors of 3,850,000 shares of unregistered Common Stock (net proceeds of approximately $3,822,000). The foreign investors also received warrants expiring in October 1997, to acquire up to 385,000 additional shares of Common Stock at $1.50 per share. The sales of shares to the foreign institutional investors were made pursuant to Regulation S of the Securities Act (the "Securities Act") of 1933, as amended.

In June 1993, the Company sold 11,078,161 unregistered shares of its Common Stock to institutional investors at $2.25 per share, and 1,818,182 unregistered shares of its Common Stock to Seymour R. Cray, Chairman of the Board and Chief Executive Officer, at $2.75 per share pursuant to exclusions or exemptions from securities registration requirements. The registration for resale of the shares sold in this offering was declared effective by the Securities and Exchange Commission on October 27, 1993. The gross proceeds were approximately $29,926,000, less issuance expenses of approximately $2,121,000.

On July 23, 1991, the Company sold 5,175,000 shares of the Company's Common Stock at $12.50 per share in a registered public offering. The gross proceeds were approximately $64,688,000, less issuance expenses of approximately $3,600,000.

On March 1, 1990, the Company issued 1,625,000 shares of the Company's Common Stock to Gigabit Logic, Inc. in a private placement as partial consideration for the purchase of certain machinery, equipment and other assets, and a nonexclusive license to purchase process technology.

(4) Stock Plans

1989 Employee Benefit Stock Plan: The purpose of this plan is to provide a means for the Company, by granting Company stock or options to purchase stock to eligible employees and directors of the Company and its subsidiaries, to attract and retain persons of ability and motivate them to advance the interests of the Company and benefit its stockholders. Stock options and grants are awarded by the Compensation Committee of the Board of Directors. Under the plan, 3,700,000 shares of the Company's Common Stock may be issued, of which 200,000 shares may be issued to the Company's directors. Under the terms of the plan, the option price (in the case of stock options) is equal to the fair market value on the date of grant or, if repriced, on the date of option repricing. Options may be exercised at a rate of 25 percent annually, beginning one year from the date of grant, and terminate seven years from the date of grant.

In the case of stock grants, the vesting terms vary. However, in most cases the employee or director becomes vested 25 percent one year after the date of grant and then 6.25 percent every three months thereafter. The value of grants on the date awarded, net of the value related to grants subsequently cancelled, is amortized on a progressive method to the statement of operations over the four years during which the grants become vested. Such amortization resulted in charges of approximately $37,000 in 1994, $308,000 in 1993 and $755,000 in 1992.
There was no unamortized deferred compensation expense related to stock grants or outstanding stock grants at December 31, 1994. Stock options awarded in 1994 were 340,000 shares.

1989 Qualified Stock Purchase Investment Plan: The purpose of this plan is to facilitate capital accumulation by eligible employees in the form of the Company's Common Stock and thereby to provide employee identification with the commitment to the goals of the Company. Under the original plan, up to 500,000 shares of Common Stock could be issued. At the Annual Meeting of Shareholders held on May 10, 1994, shareholders approved an amendment to the original plan adding 1,000,000 shares for issuance under the plan bringing the total to 1,500,000 shares. The Company has registered the 1,500,000 shares with the Securities and Exchange Commission. Eligible employees may designate from 2 to 15 percent of their earnings to be withheld through payroll deductions for the purchase of Common Stock at 85 percent of the lower of the market price on the first or the last day of the offering period. Directors are not eligible to participate. Participant elections resulted in the issuance of 193,686 shares at a per share price of $0.93 for the offering period ended February 28, 1995, 208,748 shares at a per share price of $1.70 for the offering period ended February 28, 1994, and 70,570 shares at a per share price of $2.76 for the offering period ended February 26, 1993.

Following is a summary of stock options and stock grants pursuant to the 1989 Employee Benefit Stock Plan for the past three years: Shares under options

                                                                      Shares
                                         Price                     under stock
                                        per share       Number        grants
                                      --------------  ----------   ------------
Outstanding at
   December 31, 1991                    $   3.75 (a)     40,250       840,453

        Granted                             2.75 (a)  1,120,000             -
        Issued                                 -              -      (355,572)
        Cancelled                              -              -      (111,582)
                                      --------------  ----------   ------------
Outstanding at
   December 31, 1992                   2.75-3.75      1,160,250       373,299

        Granted                             3.00 (a)     75,000             -
        Issued                                 -              -      (303,611)
        Cancelled                              -        (71,250)      (26,629)
                                      --------------  ----------   ------------
Outstanding at
   December 31, 1993                   2.75-3.75      1,164,000        43,059
                                      --------------  ----------   ------------
        Granted                        1.19-1.56 (a)    340,000             -
        Issued                                 -        (10,000)      (42,522)
        Cancelled                              -        (79,925)         (537)
                                      --------------  ----------   ------------

                                                                     Shares
                                       Price                       Under stock
                                      per share       Number         grants
                                      ---------       ------       -----------
Outstanding at
   December 31, 1994                  $1.19-3.75      1,414,075           -
Exercisable at
   December 31, 1994                  $     1.19      526,437

At December 31, 1994 there were 753,333 unissued shares available for options and grants.

(a) On August 9, 1994, all options previously issued were repriced at $1.19. Subsequent option awards range in price from $1.25 to $1.56.

(5) Income Taxes

As discussed in the Summary of Significant Accounting Policies, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 109, Accounting for Income Taxes as of January 1, 1993. There was no effect on the financial statements as a result of this change in accounting for income taxes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1994 and 1993 are presented below:

(in thousands)

                                                               December 31,
                                                      --------------------------
                                                         1994            1993
                                                      ----------       ---------
Deferred tax assets:
   Plant and equipment, principally
     due to differences in basis and
     depreciation                                     $   1,033           1,293
   Net operating loss carryforwards                      86,254          73,182
   Research and development tax
     credit carryforwards                                13,773          11,317
   Compensated absences,
     principally due to accrual for
     financial reporting purposes                            57              49
   Deferred compensation
     arrangements                                             -              15
                                                      ----------       ---------
        Total gross deferred tax
          assets                                        101,117          85,856
        Less valuation allowance                         98,739          82,775
                                                      ----------       ---------
          Net deferred tax assets                         2,378           3,081
                                                      ----------       ---------
Deferred tax liabilities:
   Plant and equipment, principally
     due to differences in basis and
     depreciation                                         1,694           1,947
   Prepaid production supplies,
     principally due to
     capitalization for financial
     reporting purposes                                     684           1,068

   Deferred compensation
     arrangements                                             -              66
                                                      ----------       ---------
        Total gross deferred tax
          liabilities                                     2,378           3,081
                                                      ----------       ---------
        Net deferred tax account                      $       -               -
                                                      ----------       ---------

At December 31, 1994, the Company had a net operating loss carryforward for Federal income tax purposes of approximately $226,985,000 which it believes may be available to offset future taxable income, if any, through 2009. The Company also has a research and development tax credit carryforward for Federal income tax purposes of approximately $13,773,000 which it believes will be available to offset future Federal income taxes, if any, through 2009. The use of these carryforwards would be severely limited by the terms of Section 382 of the Internal Revenue Code if there is an "ownership change" as defined by Section 382.

Depending on the ultimate outcome of the Company's bankruptcy proceeding, the Company's ability to utilize its Federal income tax net operating loss and research and development credit carryforwards may be further restricted or eliminated.

(6) Related Party Transactions

Below is a table which sets forth the related party transactions included in research and development expenses for the periods indicated.

Related party transactions included in R&D expenses
- --------------------------------------------------------------------------------

(in thousands)

                                                  Years ended December 31,
                                           ----------------------------------
                                              1994         1993         1992
                                           --------     --------      -------
Performance
  Semiconductor Corp.                      $    46      $ 3,227        3,845
Seymour R. Cray                                273          272          294
                                           --------     --------      -------
    Total related party
      transactions included
      in R&D expenses                      $   319        3,499        4,139
                                           --------     --------      -------

Performance Semiconductor Corporation (PSC) supplied the Company with 4 Kilobit and 256 Kilobit Static Random Access Memory (SRAM) circuits until August 1993. The $46,000 reported above represents the cost of SRAM circuits that were used in the research and development process and expensed in 1994. The circuits were previously classified as prepaid expenses.

In November 1991, the Company entered into an agreement with PSC to design and develop a specialized one-megabit memory circuit. Under the terms of the agreement, the Company would pay development fees of approximately $1,025,000 to PSC beginning in November 1991. The Company paid $925,000 to PSC under this agreement during 1992. No payments were made under the agreement in 1994, 1993 and 1991. The Company had the right, in its sole discretion, to cancel the remaining payment(s) under the agreement if it was determined that adequate progress was not or could not be made. The Company notified PSC that the agreement was cancelled because adequate progress was not made on the part of PSC, and no additional payments will be made.

PSC declared Chapter 11 Bankruptcy in January 1994. The Company received Chapter 11 Notice of Final Hearing on Debtor's Motion for Approval of Stipulation for Use of Cash Collateral dated January 5, 1994 from the United States Bankruptcy Court, Northern District of California. All outstanding purchase orders between the Company and PSC had been fulfilled or cancelled prior to January 1994.

Seymour R. Cray, Chairman of the Board and Chief Executive Officer, serves as an independent contractor to the Company under a Design and Development Agreement (the "Agreement") which does not require any specific working time commitment by Mr. Cray. The Design and Development Agreement, which is similar to his prior agreement with CRI from 1981 to 1989, and with the Company from 1989 to 1992, has a term expiring in June 1997. This Agreement would terminate early in the event that the Company discontinues development funding for the CRAY-4 or for future systems or limits or terminates agreed-upon production for the CRAY-4 or for future systems. In such event, Mr. Cray retains the option to continue development and production of the project, subject, however, to prior consent by the Company's asset-based lender for as long as its loan agreement with the Company remains in effect. No "agreed-upon production" of the CRAY-4 has been established because the CRAY-4 is still in the development stage. The Agreement also terminates in the event Mr. Cray fails for any reason to continue a project, in which case the Company retains the right to fund and participate in additional projects pursued by him. Subject to prior consent by the Company's asset-based lender, Mr. Cray could terminate his participation in the development of the CRAY-4 at any time and would have the right to use independently the technology relating thereto and to compete with the Company.

The Company is reviewing the terms and conditions of the Agreement with Mr. Cray to assess the ramifications of the bankruptcy filing.

(7) Leasing Arrangements as Lessee

At December 31, 1994, there were no assets under capital leases. The Company leases office equipment and facilities under operating leases. The rental payments under these leases are charged to expense as incurred.

Future minimum lease payments under operating leases with noncancelable terms of more than one year are as follows:

(in thousands)

                                                                Operating
                                                                 leases
                                                                ---------
Years ending December 31:
1995                                                            $     256

1996                                                                  261
1997                                                                  266
1998                                                                  271
- --------------------------------------------------------------  ---------
   Total minimum lease payments                                 $   1,054
                                                                ---------

Total rent expense for all operating leases, including rents under lease arrangements with terms of one year or less, aggregated $257,000 in 1994, $959,000 in 1993, and $1,206,000 in 1992.

The majority of the operating leases provide that the Company pay taxes, maintenance, insurance, and certain other operating expenses applicable to the leased premises and property.

(8) Licensing Agreement

In June 1993, the Company entered into a systems distributorship and license agreement with Advanced Visual Systems, Inc. (AVS). The agreement grants the Company a license to use AVS software and AVS documentation internally to make distributor versions of AVS software. The agreement also grants the Company a license to sublicense distributor versions of AVS software. The agreement expires after three years and can be automatically renewed on a year-to-year basis. The Company has the right to cancel the agreement upon 90 days written notice to AVS. Under the terms of the license agreement a one-time, non-refundable licensing fee of $300,000 was incurred by the Company. The Company paid $50,000 of this fee upon the execution of the agreement with the remaining amount of $250,000 due in 1996. The total license fee of $300,000 was charged to research and development expense in 1993.

(9) Bank Borrowings

In June 1994, the Company obtained a $17.5 million secured line of credit commitment from a lender. The commitment is comprised of a $6.5 million term loan and an $11.0 million revolving line of credit. The commitment is secured by a senior security interest in all the assets of the Company. Additional collateral was provided by Seymour R. Cray, Chairman of the Board and Chief Executive Officer, in the form of a $5.0 million standby letter of credit in June 1994 and a $1.0 million standby letter of credit in December 1994. The Company received the funds from the $6.5 million term loan upon closing of the transaction in June 1994. As of December 31, 1994, the Company had borrowed
$6.2 million of the revolving line of credit, for a total amount of $12.7 million borrowed against the available line of credit of $17.5 million. The Company could have borrowed the remaining amount of the available revolving line of credit ($4.8 million) only by providing additional collateral in the form of standby letter(s) of credit (up to $4.0 million) and/or 70 percent of eligible accounts receivable (up to $.8 million). The revolving line of credit is for a term of three years from June 10, 1994 and from year to year thereafter, unless sooner terminated pursuant to the terms of the Loan and Security Agreement.

All loans under the revolving line of credit are subject to the lender's continuing right to establish lending reserves. These reserves, if imposed, could have reduced the amount of revolving line of credit loans which otherwise would have been available to the Company under the lending formulas.

The $6.5 million term loan has a five-year term under which the Company made interest only payments from June 1994 through December 1994. Principal plus interest payments commence in January 1995. Annual maturities on the term loan are as follows: 1995 through 1998 - $1,444,440, 1999 - $722,240.

The terms of the Company's secured debt financing provide for certain events of default, which include, among other things, (i) failure to perform or meet certain covenants, such as maintaining a minimum working capital and net worth, as defined by the agreement, (ii) any change in the controlling ownership of the Company, (iii) the failure of Seymour R. Cray to provide services to the Company substantially similar to those he currently provides, other than such failure by reason of death, disability, sickness, or injury, (iv) any material adverse change in the Company's business, assets, or prospects and (v) the filing of bankruptcy. If the Company were to default under the financing, the lender may take possession of the Company's assets, charge higher interest rates on the outstanding debt, demand immediate repayment of all obligations and/or take other actions as specified in the loan agreement.

The secured lender, as a result of the bankruptcy filing, has notified the Company of its right and intention to call on the standby letters of credit (totalling $6 million) issued in their favor by Mr. Cray. Once the secured lender receives payment from these standby letters of credit this will reduce the amount owed by the Company on its line of credit to the secured lender. After this happens, the Company will then have an unsecured liability to Mr. Cray for an approximate amount of $6 million.

See Note 1 - Bankruptcy Filing and Basis of Financial Statement Presentation.

The filing of bankruptcy is an event of default.

The term loan and the revolving line of credit bear interest at prime 1994 FORM 10-K #2 word (as publicly announced by Philadelphia National Bank from time to time) plus 2 1/2 percent and prime plus 1 1/2 percent, respectively. The Company must also pay a service fee of $50,000 for each year the loan agreement is effective and certain other fees.

Per the terms of the Loan and Security Agreement between the Company and Congress Financial Corporation, the Company must pay a success fee of $175,000 on June 10, 1997 or, if sooner, upon termination of the loan. The success fee owed is recorded as a long-term liability at December 31, 1994.

(10) Other Income (Deductions), Net

Other income (deductions), net consists of the following:

(in thousands)

                                                      December 31,
                                           ---------------------------------
                                             1994         1993         1992
                                           -------       ------      -------
Interest income                            $  274          839        2,722
Interest expense                             (535)          (3)         (10)
Other, net                                   (634)         (10)          21
                                           -------       ------      -------
                                           $ (895)         826        2,733
                                           -------       ------      -------

(11) Commitments and Contingencies

The Securities and Exchange Commission (the "Commission") has issued a formal order for a non-public investigation relating to trading in the Common Stock of the Company during the period from September 1, 1990 through January 31, 1992, which is the approximate period during which the Company was negotiating or had in effect a purchase order for a 16-processor CRAY-3 supercomputer system from the National Energy Research Supercomputer Center (NERSC) at Lawrence Livermore National Laboratory. The announced loss of this purchase order in December 1991 caused a major drop in the market price of the Company's Common Stock. The formal order states that the Commission staff has information tending to show that during the period under investigation certain individuals and entities may have traded stock of the Company while in possession of material non-public information and that the Company and others may have made false and misleading statements in filings with the Commission or in other public documents concerning this purchase order or the progress of development of the CRAY-3, which allegations, if true, would result in possible violation of Section 17 (a) of the Securities Act of 1933 and Sections 10 (b) and 13 (a) of the Securities Exchange Act of 1934. The staff of the Central Regional Office of the Commission has notified the Company of its intention to recommend that the Commission seek permanent injunctions and civil penalties against the Company, Seymour R. Cray and a former officer of the Company for alleged violations of these Sections and to seek similar relief against Terry Willkom, the President of the Company, under two of them. The staff of the Central Regional Office has informed the Company and the corporate officers that they may file a written statement ("Wells Submission") to the Commission setting forth their positions and arguments concerning the proposed recommendation, and such a statement was filed with the Central Regional Office on February 15, 1995. The staff has also indicated its willingness to consider a proposed compromise resolution of the issues. Management of the

Company is actively seeking to resolve these matters and does not believe that the investigation has uncovered violations by the Company or any of its officers and directors of any of the cited provisions of law or that the investigation will result in a material adverse effect on the business, operating results, or financial position of the Company. However, the Company cannot predict whether a prompt resolution will be reached or what the ultimate outcome of the investigation will be.

The Company entered into two investment agreements with a foreign investor on January 11, 1995, pursuant to which two blocks of 2,500,000 shares each would be issued at a 25 percent discount from the average market price of the Common Stock during two separate valuation periods. A provisional closing on the first of these transactions involving 2,500,000 shares was scheduled to occur no later than January 13, 1995. The Company did not receive timely payment in compliance with the written terms of the first agreement, even with an oral extension of the first closing deadline. The Company immediately notified the investor of its breach of the agreement and declared both of the investment agreements terminated. The investor has asserted that it attempted to wire timely payment within the orally extended deadline, but was prevented from completing the transfer through the fault of the Company's bank. The management of the Company has consulted with its bank and believes the payment terms were not met. Although the dispute remains unresolved, the Company's management believes that no timely payment was made within either the written or the orally extended deadline and that the investment agreements are no longer in effect. However, if such shares were issued, such issuance could result in possible dilution of the percentage interest in the Company represented by outstanding shares of the Company's Common Stock.

(12) Other Subsequent Events

On January 25, 1995, the Company completed a sale of 1,100,000 shares of its unregistered Common Stock to foreign institutional investors and 1,165,501 shares of its unregistered Common Stock to Seymour R. Cray, Chairman of the Board and Chief Executive Officer (net proceeds of approximately $2,295,000). The sale of shares to the foreign institutional investors was exempt from the registration requirements of the Securities Act (the "Securities Act") of 1933, as amended pursuant to Regulation S. The sale of shares to Mr. Cray was exempt from registration requirements of the Securities Act pursuant to Regulation D.

On February 27, 1995, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation increasing the number of authorized shares of Common Stock, $0.01 par value, from 60,000,000 to 120,000,000 shares in order to have sufficient authorized unissued shares to permit substantial additional equity financing. The Company had approximately 72 million authorized shares of Common Stock remaining available for future issuance at February 28, 1995.

On February 27, 1995, the Company completed a sale of 2,100,000 shares of its unregistered Common Stock to a foreign institutional investor (net proceeds of approximately $1,764,000). This sale of shares was exempt from the registration requirements of the Securities Act pursuant to Regulation S.

(13) Quarterly Financial Data
(Unaudited)
(in thousands, except per share data)

                       First       Second        Third      Fourth       Annual
                      quarter      quarter      quarter     quarter      total
                     ---------     --------    ---------   ---------   ---------
1994
Revenue              $     80           91       1,551         790        2,512
Operating costs
  and expenses         11,842       10,473       8,652       8,436       39,403
Net Loss              (11,448)     (11,188)     (7,242)     (7,908)     (37,786)
Loss per share          (0.30)       (0.29)      (0.19)      (0.19)       (0.97)

1993
Revenue              $     83           76          97          96          352
Operating costs
  and expenses         11,930       12,116      12,154      12,909       49,109
Net Loss              (11,513)     (11,864)    (11,665)    (12,889)     (47,931)
Loss per share          (0.47)       (0.43)      (0.31)      (0.34)       (1.50)

Investor Information


Annual Meeting

A date for the 1995 Annual Meeting of Stockholders of Cray Computer Corporation has not been set as of the date of this Annual Report.

Stockholder Inquiries

Communications concerning transfer requirements, change of address, and lost certificates should be directed to the Transfer Agent.

To meet the general information needs of stockholders and investors, Cray Computer Corporation staffs an investor relations department at its Corporate Headquarters. Inquiries are welcomed by letter or telephone to: Investor Relations Department, Cray Computer Corporation, Post Office Box 17500, Colorado Springs, Colorado 80935; telephone (719) 579-6464.

Securities Listing

The Company's Common Stock is listed and traded on the NASDAQ National Market under the symbol "CRAY."

Because of the Company's bankruptcy filing, the National Association of Securities Dealers (NASD), in its discretion, may suspend or terminate the listing of the Company's Common Stock on the Nasdaq Stock Market.

Effective April 11, 1995, the Company's NASDAQ symbol was changed to "CRAYQ."

Form 10-K

The Company will provide a copy of its most recent Form 10-K Annual Report to any stockholder requesting a copy. Inquiries should be directed to the Investor Relations Department at the address above.

Transfer Agents and Registrars

Chemical Mellon Shareholder Services
300 South Grand Avenue
Los Angeles, California 90071

Common Stock Prices

The following table sets forth, for the period indicated, the high and low closing sales prices per share for the Company's Common Stock as reported by the NASDAQ National Market.

                                               1994                   1993
                                        ----------------      ------------------
                                         High       Low         High        Low
First quarter                           $ 3.00      1.88      $ 5.13        2.25
Second quarter                            2.38       .94        4.00        2.50
Third quarter                             2.06       .81        4.50        2.50
Fourth quarter                            1.56      1.00        4.25        1.88

As of April 13, 1995, the closing sales price for the Company's Common Stock as reported by the NASDAQ National Market was $.15.

As of January 31, 1995, there were approximately 7,000 stockholders of record of the Company's Common Stock.

Dividends

The Company has not declared or paid any cash dividends with respect to its Common Stock.

Corporate Information

Directors

Seymour R. Cray
  Chairman and Chief Executive Officer
  Cray Computer Corporation

Jean-Louis Gassee
  Chairman and Chief Executive Officer
  Be, Inc. (Computers)
  San Jose, California

Dr. Thomas A. Longo
  President and Chief Executive Officer
  Performance Semiconductor Corporation (Electronics)
  Sunnyvale, California


Committees

Audit Committee
  Jean-Louis Gassee, Chairman
  Seymour R. Cray
  Thomas A. Longo

Compensation Committee
  Thomas A. Longo, Chairman
  Seymour R. Cray
  Jean-Louis Gassee

Counsel
  Holland & Hart
  Denver, Colorado

Independent Auditors
  KPMG Peat Marwick LLP
  Denver, Colorado


Officers

Seymour R. Cray
  Chairman of the Board and Chief Executive Officer

Terry A. Willkom
  President and Chief Operating Officer

William G. Skolout
  Vice President, Finance; Chief Financial Officer,
  Treasure and Corporate Secretary

Charles W. Breckenridge
  Executive Vice President, Marketing

Howard R. Watts
  Vice President, Printed Circuit Operations

Malcolm A. Hammerton
  Vice President, Software

Bryant M. Welch
  Vice President, Circuit Production


Corporate Facilities

Corporate Headquarters
Colorado Springs, Colorado

Manufacturing and Development
Colorado Springs, Colorado


              [LOGO OF APPEARS HERE]   Cray Computer Corporation